September 4, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR

Re: Universal Health Services, Inc. Form 10-K for the year ended December 31, 2008

File No. 1-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated August 21, 2009.

Item 1A. Risk Factors, page 17

1.	We acknowledge your response to comment 1 and the additional risk factor disclosure that you have proposed to include in your next 10-K. With respect to such disclosure, the caption of your risk factor should be expanded to make clear to the reader what the potential adverse consequences are of future increases and decreases in the outstanding shares of your Class B Common Stock. In addition, the body of the proposed risk factor should:

•	clarify when the respective classes of common stock are convertible into Class B shares; and

•	explain how Company repurchases of Class B shares would have a dilutive effect on earnings per share.

Response:

We hereby confirm that our future Form 10-Ks, beginning with our Form 10-K for the year ended December 31, 2009, will include the additional risk factor as included in our response letter dated June 12, 2009, edited accordingly to address the above-noted comments.

Certain Relationships and Related Party Transactions, page 115

2.

We acknowledge your response to comment 6. By disclosing the relationship among Mr. Pantaleoni, Fulbright & Jaworski and the Company under “Certain Relationships and Related Transactions”, the Company has already acknowledged that Mr. Pantaleoni has a material interest in the fees paid by the Company to Fulbright & Jaworski. Disclosure is required under this item where the amount involved exceeds $120,000 and the related person has a direct or indirect material interest in the transaction(s). Once that determination is made, Item 404(a)(3) requires that the amounts involved are to be disclosed as well.

Response:

We note the Staff’s comment and respectfully disagree that the total fees paid during 2008 by the Company to Fulbright & Jaworski L.L.P., as legal counsel, are required to be disclosed. As noted in our earlier response, as Of Counsel to Fulbright & Jaworski, Mr. Pantaleoni does not have any type of partnership in Fulbright & Jaworski and he does not participate in the profits of that firm or otherwise have an interest in that firm. In disclosing the relationship that Mr. Pantaleoni has with Fulbright & Jaworski, the Company does not acknowledge that Mr. Pantaleoni had a material interest in the fees paid by the Company to Fulbright & Jaworski. Rather, the Company has made voluntary disclosure of this information. As noted in your letter, Item 404 (a)(3) only requires disclosure if the amount involved exceeds $120,000 and the related person has a direct or indirect material interest in the transaction. Since Mr. Pantaleoni has no such interest and receives no significant payments from Fulbright & Jaworski, we believe no disclosure is required.

6) Income Taxes page, 107

3.	We acknowledge your response to comment 7. Please provide, preferably in a tabular format, the components of the other deferred tax assets balance of $81.3 million at December 31, 2008 quantifying each item and disclosing the reason for each increase or decrease from 2007.

The balance in other deferred tax assets as of December 31, 2008 and 2007 reflects the tax benefits associated with currently nondeductible temporary differences attributable to certain accrued liabilities, state net operating loss carryforwards, other state deferred tax assets and amounts reflected in accumulated other comprehensive income. During 2008, the tax effect associated with the temporary differences relating to each of the above items increased by $38.8 million as follows (amounts in thousands):

	12/31/08	12/31/07	Change
Income tax effect of:
State net operating loss carryforwards and other state deferred tax assets	$29,788	$24,979	$4,809
Other currently non-deductible accrued liabilities	22,331	13,315	9,016
Net pension liability	15,216	3,644	11,572
Currently non-deductible reserve recorded in connection with the government’s investigation of South Texas Health System affiliates	9,601	—	9,601
Other combined items included in Other Comprehensive Income	4,372	608	3,764

Total Other Deferred Tax Assets	$81,308	$42,546	$38,762

The $38.8 million increase in our other deferred tax assets was primarily attributable to: (i) an increase of $11.6 million representing the tax effect of the increase in our pension liability as recorded in accordance with Statement of Financial Accounting Standards No. 87, as amended by FAS 158; (ii) an increase of $9.6 million representing the tax effect of the reserve recorded during 2008 in connection with the government’s investigation of our South Texas Health System affiliates (as disclosed in Note 8 to our Consolidated Financial Statements-Commitments and Contingencies in our 2008 Form 10-K); (iii) an increase of $3.8 million representing the tax effect of the other combined changes in Other Comprehensive Income consisting primarily of the unrealized derivative losses on cash flow hedges; (iv) an increase of $4.8 million representing the tax effect of the increase in state net operating loss carryforwards and other state deferred tax assets, and (v) a combined increase of $9.0 million representing the tax effect of increases in various other currently non-deductible accrued liabilities which includes amounts recorded in connection with franchise taxes, settlements of miscellaneous legal matters and other miscellaneous liabilities, unrealized losses on various investments and unfunded pension liabilities. As indicated in our original response, if acceptable to the Staff, we will explain material changes to the income tax related balance sheet accounts beginning with our Form 10-K for the year ended December 31, 2009.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)